

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2023

Oleg Grodnensky
Chief Operating Officer and Chief Financial Officer
Priveterra Acquisition Corp.
300 SE 2nd Street, Suite 660
Fort Lauderdale, FL 33301

> **Re: Priveterra Acquisition Corp.**
> **Registration Statement on Form S-4**
> **Filed February 9, 2023**
> **File No. 333-269006**

Dear Oleg Grodnensky:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 26, 2023 letter.

Registration Statement on Form S-4 Amendment filed February 9, 2023

Summary Term Sheet, page viii

1. We note your disclosures on pages viii and xvii concerning the development of ABP-450 and the market opportunity it presents. Please revise the Summary Term Sheet and Q&A sections to discuss the funding needs of the combined company. With reference to your disclosures on pages 222 and 224, disclose the expected costs for the ongoing Phase 2 clinical study with respect to migraine and the expected cost of the Phase 2 open-label extension study, and highlight that it is possible that the combined company will not have the funding to complete one or both of these Phase 2 studies. Also revise to highlight risks related to the funding of the combined company including (i) the risk that the $45 million cash closing condition could be waived thereby leaving the company

without sufficient funds to operate the business and (ii) the risk that the combined company might only have sufficient cash to fund its operating plan through September 30, 2023 in the event that the $45 million threshold were met without any additional funding.

Q. What will be the ownership interest of the post-Business Combination company..., page xiii

2. Please update the table to reflect the holdings of the Interim Financing Investors or advise.

Proposal 1: The Business Combination Proposal, page 96

3. We note your response to our comment 13; however, it remains unclear whether the comparable company analysis presented on page 108 is the same or distinct from the "valuations of precedent merger and acquisition targets in similar and adjacent sectors" which is referenced on page 106.

Priveterra Board's Reasons for the Approval of the Business Combination, page 105

4. We note the revised disclosures on pages 108-109. Please revise to disclose whether and, if so, how the Board considered risks relating to potential waiver of the cash condition, including risks that at closing the combined company might not have sufficient funds to meet its working capital needs.

Prospective Financial Information, page 111

5. Please revise to explain why Priveterra did not request and/or receive financial forecasts from AEON during the negotiations. Also, revise the disclosure here and in the Background section to explain why the parties decided to jointly prepare a forecast of revenue and why this joint forecast was prepared and/or presented to the Priveterra board subsequent to the board's November 21 unanimous determination that the Business Combination is fair to Priveterra and its Stockholders and that the Business Combination Proposal is in the best interests of Priveterra and its Stockholders and that it recommended that Priveterra's Stockholders vote "FOR" the proposal.

Unaudited Pro Forma Condensed Consolidated Combined Financial Information, page 147

6. Please address the following regarding your response to prior comment 17:
    - We note from your response to our prior comment 17 that AEON demonstrates its ability to raise significant equity from investors at market terms at the time of the merger and therefore considers the trust proceeds in evaluation of equity at risk in Scenario 1. Please explain to us your consideration of the provision in ASC 810-10-15-14 that requires an assessment based on "equity investments in a legal entity are interests that are required to be reported as equity in that entity's financial statements." In this regard, it does not appear that the trust proceeds would be reported as equity in AEON's financial statements.
    - In your response to the sixth bullet of prior comment 17, you indicate that you have not evaluated or determined a break even level of redemptions and that you do not

believe it is practicable to determine a point estimate. You also indicate in your response that you believe the maximum redemption scenario is the most likely. Revise to disclose that you have not identified the break even level of redemptions and to provide sufficient sensitivity analysis in the disclosure to give the reader a better understanding of the expected level of redemptions.

7. You disclose on page x that unless waived "by the parties to the Business Combination Agreement, and subject to applicable law, the Closing is subject to a number of conditions set forth in the Business Combination Agreement, including, among others: (i) there being at least $45,000,000 in Available Closing Cash." In your response, you indicate that neither party has an intention to waive the closing cash requirements. Revise page x as well as your pro forma narrative and footnotes for Scenario 2 to disclose whether each party currently plans to waive or not waive the closing cash requirements. Disclose whether you will inform/update shareholders so that at the time of the shareholder vote they understand whether the parties will or will not waive the $45 million minimum cash condition, and as applicable, at what cash level(s).

Migraine, page 222

8. We reissue prior comment 22 in part. Please revise to explain the preclinical work that you and/or third parties have conducted for ABP-450 as a preventative treatment for migraine.   If no preclincial work has been conducted, then revise to explain why AEON's management believes that ABP-450 may prove to have potential as a preventative treatment for migraines.

Our Pipeline, page 222

9. Explain why the combined company plans to focus the resources from the business combination on the Phase 2 clinical study for episodic migraine as opposed to the other programs, including the cervical dystonia candidate that appears to be further along in clinical development.

Gastroparesis, page 225

10. Please revise the disclosure identifying the "safe and effective" dosing range to remove any inference that FDA has or will find that the product candidate is safe and effective at this range or any range.

Oleg Grodnensky
Priveterra Acquisition Corp.
February 27, 2023
Page 4

You may contact Tracie Mariner at 202-551-3744 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Cindy Polynice at 202-551-8707 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: W. Soren Kreider IV, Esq.